Megan A. Maitia, Bar No. 285271
megan@summaLLP.com
Jennifer L. Williams, Bar No. 268782
jenn@summallp.com
SUMMA LLP
1010 Sycamore Avenue, Unit 117
South Pasadena, California 91030
Telephone: (213) 260-9452/54
Facsimile: (213) 835-0939

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA – WESTERN DIVISION

WEIRD SCIENCE LLC and WILLIAM ANDERSON WITTEKIND, derivatively on behalf of RENOVARO BIOSCIENCES, INC. Plaintiff, v. RENÉ SINDLEV, MARK DYBUL, GREGG ALTON, JAMES SAPIRSTEIN, JAYNE McNICOL, HENRIK GRØNFELDT-SØRENSEN, CAROL L. BROSGART, RS GROUP APS, RS BIO APS, PASECO APS, OLE ABILDGAARD, KARSTEN REE HOLDING I APS, KARSTEN REE HOLDING B APS, KARSTEN REE, PO-MA INVEST APS, TBC INVEST A/S, TORBEN BJORN CHRISTENSEN, K&L GATES LLP, CLAYTON E. PARKER, and LINCOLN PARK CAPITAL FUND LLC, Defendants,	Case No.: 2:24-cv-00645-HDV-MRW **CORRECTED DECLARATION OF MEGAN A. MAITIA IN SUPPORT OF OPPOSITION TO BOARD DEFENDANTS' MOTION FOR SANCTIONS AGAINST PLAINTIFFS AND PLAINTIFFS' COUNSEL** Date: April 25, 2024 Time: 10:00 a.m. Courtroom: 5B

and

RENOVARO BIOSCIENCES INC.,

Nominal Defendant.

DECLARATION TABLE OF CONTENTS

DECLARATION OF MEGAN A. MAITIA

I, Megan A. Maitia, declare as follows:

1. I am an attorney at law licensed in the State of California and this federal judicial district. Along with my law partner Jennifer L. Williams, we represent Plaintiffs Weird Science LLC and William Anderson Wittekind (Plaintiffs) in this case. I make this declaration in support of Plaintiffs' Opposition to Board Defendants' Motion for Sanctions against Plaintiffs and Plaintiffs' Counsel.

A. SUMMARY OF THIS LITIGATION

2. Plaintiffs brought this action derivatively on behalf of Renovaro Inc. (Renovaro) against René Sindlev (Renovaro's Chairman of the Board), Mark Dybul (a director and Renovaro's Chief Executive Officer), certain other members of Renovaro's Board of Directors (together with Mr. Sindlev and Mr. Dybul, the Board Defendants), certain other Renovaro insiders and affiliates, and law firm K&L Gates LLP and its partner Clayton E. Parker for violations of federal securities laws, as well as breaches of fiduciary duty and unjust enrichment under Delaware law.

3. The Derivative Complaint for this action was filed on January 23, 2024 along with an *ex parte* application for a temporary restraining order (TRO). The TRO application sought injunctive relief to cure violations of the federal securities laws in advance of the scheduled January 25, 2024 Special Meeting of Shareholders, at which Renovaro was seeking stockholder approval of, among other things: (a) an amendment to its charter to increase the number of authorized shares of common stock from 100 million to 350 million and (b) the issuance of more than 20% of its voting stock to the shareholders of GEDi Cube Intl. Ltd. pursuant to a Stock Purchase Agreement dated September 28, 2023.

4. After a hearing on January 24, 2024, this Court denied Plaintiffs' TRO application.

5. On January 25, 2024, Renovaro reported that the requisite number of

stockholders approved all matters submitted for approval (including the matters referenced above) at the Special Meeting. *See* Form 8-K filed Jan. 25, 2024.

6. On February 1, 2024, Renovaro amended its charter to increase its number of authorized shares of common stock from 100 million to 350 million. *See* Form 8-K filed February 7, 2024.

7. On February 13, 2024, Hindenburg Research published a report criticizing Renovaro and its acquisition of GEDi Cube. *See* Report of Hindenburg Research. The Hindenburg report concluded "[e]ffectively, Renovaro has nearly completed the most bizarre merger we have ever seen . . ." The Hindenburg report also cited and quoted from the Plaintiffs' derivative action, providing "[p]erhaps most alarmingly, the lawsuit alleges that Renovaro's insiders 'continue to unlawfully profit off material nonpublic information related to Renovaro and highlights several well-documented examples to support the claim."

8. Also on February 13, 2024, Renovaro reportedly closed the GEDi Cube acquisition, acquiring all outstanding GEDi Cube shares in exchange for Renovaro shares comprising approximately 49% of Renovaro's post-closing Common Stock. Renovaro also reported that the GEDi Cube acquisition caused the automatic conversion of its 561,010 shares of Series A Preferred Stock into 5,610,100 shares of Common Stock. As alleged in the Derivative Complaint and TRO application, the Definitive Proxy Statement failed to disclose this automatic conversion and Renovaro's stockholders did not have this information at the time they voted at the Special Meeting. *See* Form 8-K filed Feb. 14, 2024.

B. CIRCUMSTANCES SURROUNDING PLAINTIFFS' WELL-FOUNDED ALLEGATIONS AND COUNSEL'S REASONABLE INQUIRY UNDER THE CIRCUMSTANCES OF THE DERIVATIVE COMPLAINT.

9. There was nothing nefarious about our timing of the Derivative Complaint and the TRO application filing. It was the soonest we could file the action

after completing our investigation, consulting with our clients, and attempting in good faith to resolve the issues with counsel for the Board Defendants. Below is a history of my involvement with the Parties and counsel related to this litigation, as well as the investigation conducted in consultation with the Plaintiffs by me (and my firm) and my co-counsel, Patrick T. McCloskey, that resulted in the filing the Derivative Complaint.

10. On December 28, 2022, prior counsel for the Plaintiffs (not me personally) notified Mr. Parker that Renovaro had breached the piggyback registration rights provisions of the Investor Rights Agreement dated February 16, 2018 by and among Renovaro, RS Group ApS (a company controlled by Mr. Sindlev) and Plaintiff Weird Science. ***See*** **Exhibit A**. Specifically, the letter asserted that, in breach of the Investor Rights Agreement, Renovaro had filed two Form S-3 registration statements with the SEC (one on July 13, 2020 and the other on February 11, 2022) without notifying Weird Science, Wittekind and certain trusts of which Mr. Wittekind serves as sole trustee (Trusts) to afford them of their right to include their shares in such registrations.

11. On January 11, 2023, Christopher Valente of K&L Gates responded on behalf of Renovaro denying the breaches. ***See*** **Exhibit B**. Follow-up correspondence between counsel for Weird Science, Mr. Wittekind and the Trusts, on the one hand, and Mr. Valente (on behalf of Renovaro), on the other hand, took place in letters dated February 6, 2023 and February 15, 2023, respectively. ***See*** **Exhibits C and D**.

12. On June 7, 2023, Weird Science, Wittekind and the Trusts filed a Verified Complaint against Renovaro in the Delaware Court of Chancery for the breaches of the piggyback registration rights under the Investor Rights Agreement. ***See*** **Exhibit E**.

13. Less than two weeks later, on June 20, 2023, Renovaro agreed to file another registration statement, this time on Form S-1, to register resales of shares to Lincoln Park Capital Fund LLC (Lincon Park). *See* Form 8-K filed on June 20, 2023.

Once again, Renovaro ignored its obligation under the Investor Rights Agreement to notify Weird Science, Mr. Wittekind and the Trusts of their piggyback rights and afford them the opportunity to include their shares in the Form S-1.

14. In a letter dated June 29, 2023, my co-counsel Patrick T. McCloskey notified Mr. Parker (as counsel for Renovaro), that, by virtue of the Investor Rights Agreement, Weird Science, Mr. Wittekind and the Trusts were entitled to a piggyback notice and had the right to include their shares in the Lincoln Park Form S-1. ***See* Exhibit F**.

15. On July 7, 2023, Mr. Valente responded to Mr. McCloskey's letter on behalf of Renovaro. Mr. Valente denied that Mr. Wittekind and the Trusts were entitled to piggyback registration rights. Although he did not concede that Weird Science was entitled to piggyback registration rights, Mr. Valente cited the operative provisions of the Investor Rights Agreement, stated that Renovaro intended to file the Form S-1 and instructed Weird Science to notify Renovaro within 10 days if it desired to include its shares. ***See* Exhibit G**.

16. In a pivotal letter dated July 17, 2023, I informed Mr. Valente that Weird Science elected to include 1,216,467 shares in the Form S-1. In addition, this letter put K&L Gates on notice that it and Mr. Parker would be added as defendants in the action pending in the Delaware Chancery Court for tortiously interfering with the Plaintiffs' rights under the Investor Rights Agreement. More specifically, this letter notified K&L Gates that we discovered Lincoln Park was a longtime client of Mr. Parker and that Lincoln Park did not have its own legal counsel in connection with the two equity lines of credit (ELOCs) with Renovaro (one in 2020 and the other in 2023). This letter also notified K&L Gates that Mr. Parker and attorneys under his supervision had given advice to Mr. Wittekind on transfer restrictions applicable to Renovaro stock without referencing the registration rights under the Investor Rights Agreement. Finally, this letter noted that Renovaro had: (a) removed the Investor Rights Agreement from its SEC filings in contravention of applicable disclosure

regulations while including the agreements with Lincoln Park in its SEC filings; and (b) sold shares to Lincoln Park at spring-loaded prices right before the announcement of Renovaro's $29 million registered direct offering (RDO) on June 14, 2021. ***See* Exhibit H**.

17. Despite K&L Gates' conflict of interest considering these allegations, on August 4, 2023 Mr. Valente sent a response letter to me indicating that K&L Gates had obtained conflict waivers (Waivers and Consents) from Renovaro and Lincoln Park to represent Renovaro in the ELOCs. Mr. Valente's response letter also asserted that the "threatened claims against K&L Gates and Parker [were] frivolous and lack[ed] any basis in fact or law." This letter, however, failed to explain why (a) the Investor Rights Agreement was removed from Renovaro's SEC filings and (b) Renovaro sold shares to Lincoln Park at spring-loaded prices right before the announcement of the RDO. ***See* Exhibit I** (attachments from original letter omitted).

18. Also on August 4, 2023, Mr. Valente sent a selling stockholder questionnaire for the Form S-1 to me and Mr. McCloskey and requested that Weird Science complete and return it as soon as possible.

19. On August 17, 2023, Mr. McCloskey sent Weird Science's completed and signed selling stockholder questionnaire, formally electing to include 1,216,467 shares in the Form S-1 that Renovaro had agreed to file to register Lincoln Park's resales. As of the date of this Declaration, over seven months later, Renovaro has still not filed the Form S-1 or provided a draft as required under the Investor Rights Agreement.

20. Based upon Mr. Valente's August 4, 2023 response letter, Mr. McCloskey and I, on behalf of and in consultation with our clients, broadened our investigation to focus on the removal of the Investor Rights Agreement from Renovaro's SEC filings and the spring-loaded sales of Renovaro shares to Lincoln Park right before the announcement of the RDO. Based on our investigation, we concluded that the Waivers and Consents referenced by Mr. Valente violated

Renovaro's code of ethics and that Renovaro's SEC disclosure of its stock sales to Lincoln Park on June 11 2021 and June 14, 2021 was inaccurate and misleading.

21. On August 24, 2023 Mr. McCloskey, on behalf of Mr. Wittekind, Weird Science and the Trusts (collectively referred to as Stockholders), sent a demand (Demand) for books and records to Renovaro pursuant to Section 220 of the Delaware General Corporation Law (DGCL). ***See*** **Exhibit J**. A copy of this Demand was transmitted to Mr. Parker and Mr. Valente of K&L Gates. The purpose of this Demand was to investigate four categories of mismanagement, corporate wrongdoing and corporate waste: (i) waivers of conflicts of interest between K&L Gates and Lincoln Park in violation of Renovaro's code of ethics; (ii) sales of Renovaro shares to Lincoln Park at spring-loaded prices prior to the announcement of material nonpublic information in violation of federal securities laws; (iii) material misstatements in Renovaro's SEC filings related to the stock sales to Lincoln Park on June 11, 2021 and June 14, 2021 and the removal of the Investor Rights Agreement from the list of Renovaro's material contracts in violation of SEC disclosure regulations; and (iv) omissions from Renovaro's Form 8-K reporting its 2023 ELOC with Lincoln Park.

22. In a letter dated August 31, 2023, Mr. Valente wrote "Renovaro requests an additional fourteen days to investigate the issues alleged in the Demand and to collect and review documents that may be responsive to the requests in the Demand." ***See*** **Exhibit K**.

23. On September 1, 2023, Mr. McCloskey responded to Mr. Valente's letter by reminding him "the purpose of the Demand is for the Stockholders to investigate the issues, not the Company and certainly not with the assistance of K&L Gates. Your assertion that the Company will investigate these issues, evidently with counsel from K&L Gates, underscores the reasons investigations by the Stockholders are warranted." This response letter requested that priority be given to the purchase notices provided by Renovaro to Lincoln Park pursuant to the ELOC Purchase

Agreements (Purchase Notices) and the Waivers and Consents obtained from Renovaro and Lincoln Park. ***See*** **Exhibit L**.

24. On September 5, 2023, Mr. Valente responded with a letter stating that Renovaro "would begin production of documents, on a rolling basis, responsive to the Demand no later than September 13, 2023." Mr. Valente also stated he would be circulating a proposed confidentiality agreement to govern the production. *See* **Exhibit M**.

25. In a letter dated September 7, 2023, I notified Mr. Valente that "[g]iven the serious nature of the investigations on which the Demand is predicated, we are troubled by [Renovaro's] failure to produce ***any*** books and records subject to the Demand or offer ***any*** position about whether ***any*** of the Demand's 18 requests fails to 'comply with Section 220. Most troubling is that this failure appears to be based on advice from K&L Gates, the law firm at the center of the investigations contemplated by the Demand." This letter also reiterated the priority for obtaining the Purchase Notices and the Waivers and Consents. ***See*** **Exhibit N**.

26. After committing to provide documents on a "rolling basis" starting on September 13, 2023, Mr. Valente sent a nine-page letter one day later (on September 14, 2023), asserting that Weird Science, Mr. Wittekind and the Trusts (referred to in the Demand and the related correspondence as the Stockholders) did not establish a "proper purpose" for the Demand under DGCL 220. This letter also stated that the Demand contained "numerous other deficiencies." Not a single document was produced. ***See*** **Exhibit O**.

27. On October 6, 2023 I sent a letter to Mr. Valente stating "the law is clear that the Stockholders are entitled to the documents requested in the Demand. Even if K&L Gates and [Renovaro] believe that the Stockholders' position lacks merit–that the Company in fact engaged in no wrongdoing–such a belief is not a valid justification for refusing to produce books and records under Section 220." This letter also provided "the Stockholders were duped into granting extensions to respond to

the Demand based on representations from K&L Gates that books and records would be provided starting no later than September 13, 2023. After your verbal assurance that [Renovaro] would be honoring those representations and producing the priority requests the next day, K&L Gates instead sent the September 14, 2023 letter." My October 6, 2023 letter also attached emails providing further evidence that there was a credible basis to investigate the mismanagement, corporate wrongdoing and corporate waste identified in the Demand. Importantly, this letter also noted that Mr. Valente had recently informed me that Renovaro did not have any Purchase Notices (the notices meant to evidence Renovaro's direction to Lincoln Park to purchase a specified number of shares at the applicable price(s) pursuant to the purchase agreement governing the ELOC), but only "confirmations of purchase" which are supposed to sent by Lincoln Park after the fact and only after certain transactions. ***See* Exhibit P**.

28. In a letter dated October 13, 2023, Steven Caponi of K&L Gates, writing on behalf of Renovaro, wrote "[d]espite the arguments Stockholders assert in [your letter dated October 6, 2023], the Demand remains fundamentally defective for the reasons set forth in our September 14, 2023 letter." ***See* Exhibit Q**. Mr. Caponi's letter also stated "[i]n fact, the RDO at issue did not materialize until *after* the market opened on June 14, 2021 and the Board only approved the RDO at 12:00 pm ET that same day." Mr. Caponi's letter offered to provide the Consents and Waivers and the minutes of certain Renovaro board meetings subject to the execution of a confidentiality agreement that he provided.

29. After receipt of the October 13, 2023 letter, Mr. McCloskey and I researched the assertions made by Mr. Caponi relating to the RDO. First, we confirmed that Renovaro used a twenty-four-page prospectus supplement that was dated June 14, 2021 and referenced the number of shares (3,866,688) sold in the RDO and the $7.50 per share price. *See* Prospectus Supplement filed with the SEC on June 16, 2021. Second, we ascertained that the typical timeline for an RDO, running

from the date the prospectus supplement is finalized, is at least five days, and that the placement agent typically begins calling investors two days before the prospectus supplement is finalized. ***See* Exhibit R**.[1] The results of this research gave Mr. McCloskey and I a reasonable basis to question Mr. Caponi's assertion that "the RDO didn't materialize until after the market opened on June 14, 2021". This, in addition to (a) the fact that Renovaro had planned a material announcement (as early as Thursday June 10, 2021) for release on the morning of June 14, 2021; (b) the fact that Renovaro had sold shares to Lincoln Park at the closing price on Friday June 11, 2021; (c) the fact that Renovaro did not suspend sales to Lincoln Park (or resales by Lincoln Park) under their Registration Rights Agreement despite Renovaro's plan to make a material announcement for the morning of June 14, 2021 (and the likelihood that Renovaro was planning an RDO during this period); and (d) the fact that the SEC disclosure of the prices at which Renovaro sold shares to Lincoln Park on June 11, 2021 and June 14, 2021 were inaccurately expressed as "average prices" as opposed to accurately describing them as actual prices caused Mr. McCloskey and I to intensify our investigation on behalf of Weird Science, Mr. Wittekind and the Trusts.

30. During September and October 2023, Mr. McCloskey and I broadened our investigation based upon filings with the SEC involving Renovaro. After a review of the Form 8-Ks filed by Renovaro on August 7, 2023 and August 9, 2023 and the Form 4 filed by Mr. Sindlev on September 12, 2023 (over a month late), we started to investigate (a) Renovaro's private placement of Series A Preferred Stock and warrants to purchase Common Stock that reportedly occurred on August 1, 2023 (including the amendment to Paseco's $5,000,000 million secured note that resulted in $2,000,000 of principal being converted into the private placement), (b) the participation by Paseco, Mr. Abildgaard, RS Bio and Mr. Sindlev in the private

---

[1] An excerpt from *Going Public and the Public Corporation*, Harold S. Bloomenthal and Samuel Wolff § 10.109 Registered direct offerings (citing Form 46, Indicative Timeline For Registered Direct Offerings, Pinedo & Tanenbaum, 3rd ed. (9/17)).

placement, and (c) the proximity of the private placement to the GEDi Cube Letter of Intent (LOI), which was dated August 1, 2023 but not announced until August 9, 2023. In addition, after reviewing the Form 4 filed by Mr. Sindlev on August 1, 2023, and the Schedule 13G, Schedule 13G/A and Form 3 filed by Paseco and Abildgaard on October 6, 2023, we started to investigate securities transactions between Renovaro, on the one hand, and Paseco, Mr. Abildgaard, RS Bio and Mr. Sindlev, on the other hand.

31. Renovaro announced the Stock Purchase Agreement with GEDi Cube (dated September 28) on September 29, 2023 (*see* Form 8-K.) At this point, neither the Plaintiffs nor any other non-insider stockholders knew whether or when the Special Meeting would be scheduled or the GEDi Cube transaction would close.

32. After reviewing Renovaro's SEC filings, we discovered, among other things, that (i) neither RS Group nor Karsten Ree Holding B ApS had amended Schedule 13Ds filed in 2015 despite additional transactions in Renovaro's securities since such filings; (ii) Torben Bjorn Christensen never filed a Schedule 13D to report greater than 5% beneficial ownership of Renovaro's stock despite crossing that threshold; (iii) Renovaro allowed Paseco to apply a $300,822 interest payment into its June 26, 2023 private placement of common stock and warrants at a per share price of $0.53 when there was an existing binding agreement to pay such interest in cash or common stock priced at $0.94 per share; (iv) Renovaro had issued shares of common stock to Paseco as "payment in kind" (PIK) interest on debt that never accrued; (v) Renovaro had agreed to issue shares of common stock in exchange for consulting services on July 28, 2023, just three days before the August 1, 2023 GEDi Cube LOI; and (vi) Renovaro had granted a stock option to Sindlev on July 30, 2023, just two days before the August 1, 2023 GEDi Cube LOI.

33. After research and analysis, we concluded that (a) RS Group, RS Arving, RS Bio, Mr. Sindlev, Karsten Ree Holding B ApS, Karsten Ree Holding I ApS, Karsten Ree, Po-Ma Invest ApS, TBC Invest A/S and Mr. Christensen were in

violation of the filing and reporting requirements promulgated by the SEC under Section 13(d) of the 1934 Act; (b) Renovaro had issued shares of common stock and warrants to Paseco for inadequate consideration (in some cases no consideration); and (c) Renovaro had issued shares to a consultant and a stock option to Sindlev in the days before the GEDi Cube LOI. Mr. McCloskey and I were both aware that K&L Gates had acted as legal counsel for Sindlev, Abildgaard, and Lincoln Park.

34. During September, October and November, Mr. McCloskey, with my assistance, worked on a second demand for books and records under DGCL 220 related to the matters described in the paragraphs immediately above; and I, with assistance from Mr. McCloskey, continued to work on an amended complaint to file in the Delaware Court of Chancery in connection with the Investor Rights Agreement.

35. On October 26, 2023, Mr. McCloskey sent an email message to me stating: "the [GEDi Cube] Stock Purchase Agreement requires the Target to deliver its audited financial statements to RENB by Monday (10/30) and RENB agreed to file the preliminary proxy statement within 15 days of its receipt of those financial statements. As a result, unless the agreement is breached (or there is a waiver), the preliminary proxy statement should be filed by November 15, but it could be filed earlier than that (depending on how soon the target delivers its financial statements to RENB)."

36. On October 30, 2023, Renovaro filed a Form 10-K/A disclosing that, as of October 24, 2023, Paseco owned 11,157,446 shares. *See* Form 10-K/A filed on October 30, 2023. Mr. McCloskey and I reviewed this disclosure and noticed this number was roughly 1,000,000 more than the 10,157,447 shares that Paseco and Mr. Abildgaard reported in the Schedule 13G/A they filed on October 6, 2023. *See* Schedule 13G/A filed on October 6, 2023.

37. On November 13, 2023 Mr. McCloskey completed a draft of a second books and records demand referenced above.

38. On November 14, 2023, Renovaro filed a Form 10-Q disclosing that, "[o]n August 1, 2023, Paseco ApS, a Danish entity, in connection with the Private Placement, converted $2,000,000 of its Promissory Note into 280,505 of the Company's Units at a price per Unit of $7.13. As a result of participation in the Private Placement, Paseco ApS was deemed an affiliate of the Company." *See* Form 10-Q filed on November 14, 2023, at p. 26. Mr. McCloskey and I reviewed this disclosure as well as Rule 12b-2 under the 1934 Act, which defines "affiliate" as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified" and "control" is defined as "the possession, direct or indirect, of the power to direct or cause the direction of the management of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise." *See* 17 CFR §240.12b-2. Based on our review of, among other things: (a) the disclosure in the Schedule 13G and Schedule 13G/A filed by Paseco and Mr. Abildgaard on October 6, 2023; (b) the disclosure on page 26 of Renovaro's Form 10-Q filed on November 14, 2023; (c) the definition of affiliate in Rule 12b-2 under the 1934 Act; (d) an email in which Mr. Abildgaard instructed Renovaro's Chief Financial Officer to terminate a Renovaro contract; and (e) Rule 13d-1(c) under the 1934 Act, Mr. McCloskey and I concluded that neither Paseco nor Abildgaard were eligible to file a Schedule 13G as of October 6, 2023 and that a Schedule 13D was required.

39. On December 4, 2023 Weird Science, Mr. Wittekind and the Trusts filed a First Amended Verified Complaint in the Delaware Court of Chancery. ***See* Exhibit S**.

40. On the evening of December 22, 2023 Mr. McCloskey and I started our review of the Preliminary Proxy Statement that was filed by Renovaro at 5:25 pm EST that night (the Friday night before the Christmas holiday). We continued our review during the holiday week that followed and recognized, among other things, that (a) **both** GEDi Cube and Renovaro signed the LOI on August 1, 2023 (p. 56

"[o]n August 1st, Dr. Dybul and Karen Brink, a director of GEDi Cube, executed the LOI"), the same date that Renovaro sold securities to Paseco (controlled by Mr. Abildgaard) and RS Bio (controlled by Mr. Sindlev) eight days before the LOI was announced; (b) the meeting at which the Renovaro Board authorized the GEDi Cube LOI took place on July 28, 2023 (p. 56 "[o]n July 28, 2023, the Renovaro Board had a telephonic meeting at which Dr. Dybul informed . . . that GEDi Cube had expressed an interest in executing the LOI previously presented to the Renovaro Board. The Renovaro Board authorized Dr. Dybul to execute the LOI"), the same date Renovaro agreed to issue 500,000 shares to an unidentified consultant for consulting services (*see* Form 10-K filed on October 2, 2023 at p. F-32); (c) there was no disclosure about (or any reference to) a fairness opinion despite the covenant and the condition in Sections 5.6 and 7.2.9 in the Stock Purchase Agreement; and (d) there was disclosure of "consulting fees" paid in 1,000,000 shares of stock on October 23, 2023 (p. 135 "[t]o record one-time consulting fees of $2.,760,000 [sic] related to the Transaction that was paid in shares at 10/23/2023 closing price of $2.76"), the day before the October 24, 2023 date upon which Renovaro had reported that the number of shares owned by Paseco had increased by roughly the same amount since its October 6, 2023 Schedule 13G/A filing.

41. On January 3, 2024, the second business day after the New Year holiday, Renovaro filed its Definitive Proxy Statement, announcing for the first time that the Special Meeting was scheduled for January 25, 2024. (*See* Form DEFM14A.)

42. After further discussion, research, and analysis, Mr. McCloskey and I concluded that there were sufficient grounds for derivative claims based upon violations of Section 10(b) of the 1934 Act and Rules 10b-5(a) and (c) thereunder, violations of Section 13(d) of the 1934 Act and Rules 13d-1(a) and 13d-2(a) thereunder, violations of Section 14(a) of the 1934 Act and Rule 14a-9 thereunder, corporate waste and breaches of fiduciary duty under Delaware law. We also determined that, based upon Renovaro's responses to the prior DGCL 220 books and

records demand, neither a second demand for books and records under DGCL 220 nor a demand to bring a derivative action would result in any meaningful action by Renovaro's board for the benefit of Renovaro's stockholders (other than Mr. Sindlev, Mr. Abildgaard and Lincoln Park). As a result, following consultation with our clients, we began drafting a derivative complaint.

43. In preparing the complaint, we researched the appropriate forum for stockholder derivative cases filed on behalf of Delaware corporations, including Delaware statutes and extensive case law, including a recent Ninth Circuit case addressing the issue, *Lee v. Fisher*, 70 F.4th 1129 (9th Cir. 2023). After researching the issue, I determined that any mandate to commence a stockholder derivative suit in Delaware would be contained in Renovaro's Bylaws.

44. On January 8, 2023, I asked Mr. McCloskey to review the charter and bylaws of Renovaro to confirm that there was no forum selection clause that would require a stockholder derivative action to be filed in Delaware. On January 8, 2024 at 1:45 pm EST, Mr. McCloskey sent an email to me confirming that neither Renovaro's charter nor its Bylaws contained a forum selection clause.

45. Mr. McCloskey and I reviewed the Form 8-K that was filed by Renovaro on the same date, including the supplement to the Definitive Proxy Statement included therein. (*See* Form 8-K filed on January 16, 2018. *See* Form DEFA14A.) These disclosures broadened our investigation up to that date due to, among other things, the Board's last-minute waiver of the fairness opinion condition and the attendant unveiling of the monumental reliance placed on an unnamed consultant's "confidence" in GEDi Cube. These new disclosures required Mr. McCloskey and I to make substantial revisions to the draft derivative complaint.

46. Mr. McCloskey and I conferred on additional issues based on our review of SEC filings, including the Certificate of Designations of the Series A Preferred Stock, Renovaro's Equity Incentive Plans and email correspondence related to Renovaro's securities. Following such conference and review, we concluded that that

the Series A Preferred Stock would automatically convert into Common Stock immediately prior to the closing of the GEDi Cube acquisition and that certain restricted stock units (RSUs) were issued to ineligible recipients in violation of Renovaro's Equity Incentive Plans. Since there was no disclosure about the automatic disclosure of the Series A Preferred Stock in the Definitive Proxy Statement or the January 16, 2023 Proxy Statement Supplement, the draft definitive complaint was revised further to include a Rule 14a-9 claim for such omission. The derivative complaint was also amended to include claims for violations of Section 10(b) under the 1934 Act and Rules 10b-5(a) and (c) thereunder, corporate waste, breaches of fiduciary duty and unjust enrichment based on the RSUs that were issued to the ineligible recipients.

C. PLAINTIFFS' JANUARY 19, 2024 LETTER, AND THE EVENTS LEADING UP TO THE TRO HEARING.

47. On Friday, January 19, 2024, our draft derivative complaint was substantially complete. Based on the foregoing history between the parties (and additional litigation, described more below), our draft derivative complaint set forth allegations that any demand on the board would be futile. I, along with Mr. McCloskey and Mr. Wittekind, were confident about this. After consultation with our client, however, and given Mr. Wittekind's 28% voting power in Renovaro, the seriousness of the derivative allegations, and the potential impact on the company as a whole, including the GEDi Cube acquisition, we decided to contact the Renovaro Board in a good-faith attempt to avoid filing this last-minute, emergency litigation. I ultimately made the call that this course of action was both appropriate from a professional standpoint and consistent with the expansive case law on demand / demand futility / demand refusal issues, such that our good-faith pre-filing communication with the Renovaro Board would not preclude us from alleging demand futility in the Derivative Complaint.

48. On January 19, 2024, I provided a copy of the derivative complaint to

Renovaro Chairman René Sindlev, Renovaro CEO Mark Dybul, K&L Gates attorneys Clayton E. Parker, Christopher Valente, and others, along with a demand that the Board act before the January 25 Special Meeting. This was a good-faith attempt on my part to, among other things, ascertain whether the Board would (a) seek to disgorge the ill-gotten profits and shares identified in the draft derivative complaint; (b) cure the SEC disclosure deficiencies identified in the draft derivative complaint; and (c) instruct the inspector of elections at the Special Meeting to exclude the shares of any stockholder in violation of Section 13(d) unless and until the required statements were filed with the SEC. In my email, I explained the urgency of the request: the Board could either immediately act in advance of the Special Meeting; or Plaintiffs would file the derivative complaint and seek emergency relief in advance of the Special Meeting. I received no response.

1. Monday, January 22, 2024

49. On Monday, January 22, 2024, I emailed and called Mr. Valente at K&L Gates. Mr. Valente and I connected by phone around 12:30 pm PST that day. I told him I was following up on my January 19 email, seeking a point of contact for counsel for the Board, and seeking the Board's position on the demand, complaint, and anticipated *ex parte* application.

50. Later that day, on January 22 at 7:56 p.m. PST, Mr. Valente informed me by email that attorneys Michael J. Quinn and Marie Christensen from Vedder Price represented the Board on these matters. I know Mr. Quinn and Ms. Christensen because they represent Mr. Sindlev and his company RS Group in litigation RS Group has brought against Mr. Wittekind (and others) in Los Angeles Superior Court, Case No. 22STCV26335. Mr. Quinn is also a former partner at K&L Gates. *See* Vedder Price press release dated May 8, 2017, "Vedder Price Adds Veteran Litigator and Former SEC Enforcement Attorney Michael J. Quinn from K&L Gates."

2. Tuesday, January 23, 2024

51. January 23, 2024 at 9:00 a.m. was the first time Mr. Quinn and Ms. Christensen made themselves available to meet and confer by phone. Mr. Quinn stated he had not yet reviewed the draft derivative complaint and had not yet talked to his clients (the Board Defendants). Mr. Quinn did state that if the Plaintiffs filed the derivative complaint, then a financing Renovaro was working on could not be completed, the GEDi Cube transaction would not occur, and Renovaro would ultimately fail as a company. I asked why the financing was not disclosed in the Proxy Statement, and Mr. McCloskey asked about the amount of the financing since the disgorgement sought would provide Renovaro with cash in the near term. Mr. Quinn did not have answers to these questions.

52. In an 11:51 a.m. PST email, Mr. Quinn wrote, "I am unable to speak to my clients . . . until after 12:00 PT. I don't want to squeeze you on timing so I understand if you need to proceed [with filing the derivative complaint and TRO application]." He also walked back his statement regarding the funding, clarifying there was potential funding "on the table," but that it was not ripe for public disclosure because it was not conditioned on the GEDi Cube acquisition. Mr. Quinn also indicated that RS Group (Sindlev's company) would be filing a 13g "later today or first thing tomorrow."

53. During a 2:30 p.m. PST phone call, I asked Mr. Quinn if he would consider a temporary resolution—some "breathing room"—where the Board would agree to postpone the Special Meeting for a short period (one-to-two weeks) to make corrective disclosures in a Proxy Statement supplement. Mr. Quinn rejected my offer on the spot, stating that he was not "authorized" to engage in such discussions. Mr. McCloskey explained that RS Group was not eligible to file a Schedule 13G and that amendments to Schedule 13D were required, with Mr. Quinn contending that all material information had already been disclosed in Mr. Sindlev's Section 16 filings.

Mr. Quinn never offered any information about the Board Defendants' substantive position on the derivative allegations or TRO application, and he essentially encouraged me to proceed with litigation.

54. In a 4:25 pm PST email, I notified Mr. Quinn and Ms. Christensen that we would be proceeding with the litigation. I received no response to this email.

55. On behalf of Plaintiffs, I filed the derivative complaint and TRO application in this case. In a 6:07 pm PST email, I sent Mr. Quinn and Ms. Christensen a copy of the conformed Derivative Complaint. I received no response to this email. In a 6:51 pm PST email, Patricia Reynaga, a paralegal at my firm, sent Mr. Quinn and Ms. Christensen conformed copies of the filings related to our TRO application. We received no response to this email.

3. Wednesday, January 24, 2024

56. On January 24, 2024 at 12:03 pm PST, the Court issued an ECF notice that a TRO hearing was scheduled for 3:00 p.m. PST. (Dkt. No. 8.) Two minutes later, at 12:05 pm PST, I forwarded the scheduling notice to Mr. Quinn and Ms. Christensen to notify them of the hearing. I received no response to this email.

57. Between 1:03 pm and 1:08 pm PST, Sindlev filed ten Schedule 13D amendments, one of the issues for which Plaintiffs sought injunctive relief in their TRO application.

58. At 2:46 pm PST, fourteen minutes before the TRO hearing, the Board Defendants filed a 38-page opposition, raising for the first time the "bright-line legal defects" argued in this Rule 11 motion. Despite the Board Defendants having our position for almost six days and Mr. Quinn having participated in several phone calls and emails with me, the Board Defendants neither raised nor discussed any of these legal issues before filing their opposition brief.

59. At 6:18 pm PST, the Court issued an order denying Plaintiffs' TRO application. (Dkt. No. 12.)

D. THE BOARD DEFENDANTS' MISREPRESENTATIONS IN CONNECTION WITH THE TRO HEARING

60. I did not have time to review the Board Defendants' TRO opposition brief in detail before the hearing. But since, I have thoroughly reviewed the brief along with a transcript of the January 24, 2024 hearing. I identified many misrepresentations by the Board Defendants and Mr. Quinn on the substantive legal issues that were before the Court in connection with the TRO. Here are a few examples:

61. In response to the Proxy Statement disclosure deficiencies, the TRO opposition states that the public disclosure of Mr. Abildgaard's power to vote Paseco's shares in their Schedule 13G "is all that is required" and that "any shareholder who is interested in learning who has the power to vote the Paseco shares can easily locate that information in Paseco's Section 13(g) disclosure." (Dkt. No. 9, TRO Opp'n. at pp. 26-27). This misstatement of the SEC's disclosure regulations conflates the obligations applicable to Renovaro's stockholders with the **obligations applicable to Renovaro as an issuer soliciting proxies from its stockholders**. The Derivative Complaint correctly recited the SEC disclosure obligation applicable to Renovaro on this issue: 17 C.F.R. § 229.403 (*See* 62-63), which requires **the issuer** (in SEC parlance, "the registrant") to disclose "**any person** who is **known by the registrant** to be **the beneficial owner** of more than five percent of any class of the registrant's voting securities." The instructions to this regulation are crystal clear that Rule 13d-3 governs beneficial ownership, which includes the power to vote and the power to dispose of the subject securities. As expressly referenced in the Derivative Complaint, this instruction also states that the registrant is deemed to know the contents of any Schedule 13D or Schedule 13G on file for its securities. The Board Defendants misstated the SEC disclosure requirement by attempting to impose an "incorporation by reference" principle that is within the SEC's purview, not counsel for the Board Defendants.

62. Also in their TRO opposition, counsel for the Board Defendants minimized the difference between a Schedule 13D and a Schedule 13G by misrepresenting the applicable regulations. The Board Defendants represented to the Court: “Plaintiffs’ argument with respect to Paseco’s and Abildgaard’s failure to file a Section 13(d) disclosure is nothing more than a red herring” and then recited the Rule 13d-1(c) standard for a passive investor. The Board Defendants went on to represent: “Plaintiffs have not alleged, let alone carried their burden of proof for a TRO or preliminary injunction, that a change of control was imminent” citing the fact that Abildgaard’s ownership share would be “cut in half” (suggesting that change in control looks only to whether the reporting investor is increasing their ownership). Again, the Board Defendants conflate the impact on the stockholders with the influence upon and control **of the issuer**, which is the relevant principle under Section 13(d).

63. Putting aside the indicia of influence and control of Paseco and Abildgaard that was recited in the Derivative Complaint (with counsel for the Board Defendants conveniently omitting that Abildgaard asserted control over Renovaro vis-à-vis management decisions, most notably by the cited example where he ordered the Renovaro CFO to terminate a contract, and the CFO followed his orders and terminated the contract), Paseco reportedly eclipsed 5% ownership as a result of its acquisition of Series A Preferred Stock, a transaction that occurred on the same date that Renovaro and GEDi Cube signed the letter of intent (August 1, 2023). Just days later (on August 11, 2023 and August 18, 2023), Renovaro loaned GEDi Cube a total of $1,050,000. On August 23, 2023, GEDi Cube acquired Grace Systems for roughly the same amount in cash and 49% of GEDi Cube’s equity. In other words, it was the proceeds of the sale of the Series A Preferred Stock that funded GEDi Cube’s acquisition of Grace Systems. Even if the Board Defendants assert that Paseco’s acquisition of the Series A Preferred Stock was not “acquired in connection with a transaction having the purpose of effect of changing or influencing the control of

Renovaro," Abildgaard filed a Form 4 on February 20, 2024 reporting that Paseco received 500,000 shares of Renovaro Common Stock on October 3, 2023. This was a few days after the GEDi Cube Stock Purchase Agreement was signed on September 28, 2023. There is a reasonable basis to believe that these shares were issued to Paseco in exchange for services in connection with the GEDi Cube Stock Purchase Agreement, which would disqualify both Paseco and Abildgaard from reporting on Schedule 13G.

64. The Board Defendants' characterization of the difference between Schedule 13D and Schedule 13G as a red herring was a drastic misstatement in this context. Rule 13d-1(e) provides that a Schedule 13G filer who acquires or holds securities with a purpose or effect of changing or influencing the control **of the issuer . . . or in connection with a transaction having that purpose of effect** is prohibited from voting those shares for a period of 10 days **following the filing of a Schedule 13D**. Considering that Plaintiffs specifically sought injunctive relief to prevent Renovaro from counting the votes underlying Paseco's and Abildgaard's shares until such time as they filed a Schedule 13D and alleged that Paseco and Abildgaard were disqualified from reporting on Schedule 13G, the Board Defendants' argument on this issue, in light of the voting prohibition in Rule 13d-1(e), was a serious misrepresentation of the SEC regulation. Paseco and Abildgaard should not have been able to vote their shares at the Special Meeting, and this misstatement to the Court by counsel to the Board Defendants effectively allowed them to do so. On top of this, counsel for the Board Defendants emphasized that "[Renovaro] has no authority to disregard Abildgaard's certification and it certainly should not be disregarded based on arguments from counsel for an unrelated shareholder." (Dkt. No. 9, TRO Opp'n. at p. 30) This was a disingenuous assertion because (a) Renovaro gratuitously stated that Paseco became an affiliate upon its acquisition of Series A Preferred Stock and warrants to purchase Common Stock on August 1, 2023 (*see* Form 10-Q filed on November 14, 2023 at p. 26), with August 1,

2023 being the same day Renovaro and GEDi Cube signed the LOI; (b) Rule 12b-2 under the 1934 Act defines "affiliate" of an issuer to include any person who "controls" the person specified; and (c) the Plaintiffs expressly referred to Renovaro's Form 10-Q disclosure deeming Paseco an affiliate as well as the Rule 12b-2 definitions of "affiliate" and "control" in both the Derivative Complaint (Dkt. No. 1, ¶¶ 98-99) and the TRO application (Dkt. No. 2 at pp. 17-18).

65. In their TRO opposition, the Board Defendants also mischaracterize the purpose of disclosures under Section 13(d), arguing that the *original legislative purpose* of 13(d) was a "response to hostile corporate takeovers" and was intended "to empower the common investor with adequate information regarding those seeking control of an issuer through a tender offer." (TRO Opp'n at 22-23.) This argument has been raised in litigation before, and the SEC has rejected it, both in its Compliance and Disclosure Interpretations (CDI) and in amicus briefs. *See* SEC CDI Question 103.04 re 13G eligibility, citing the SEC's Amicus Curiae brief in *Edelson v. Ch'ien*, Case No. 04-1299 (Seventh Circuit) filed Dec. 15, 2004 ("[w]hile the increase in cash tender offers was the genesis of the Williams Act, defendant's assertion that Section 13(d) only applies to tender offers or contests for control of the issuer is nonsense.")

66. Counsel for the Board Defendants also trivialized the distinction between Schedule 13G and Schedule 13D during oral argument on the TRO. That position is tenuous if not frivolous, especially under these circumstances. In its recent amendments to the rules governing Schedule 13D and Schedule 13G filings, the SEC emphasized the importance of the distinction and noted the potential for abuse.[2] This

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[2] SEC Release No. 34-98704 (October 10, 2023) at p. 75 "[W]e note that research indicates that at least some beneficial owners may improperly rely on Rule 13d-1(c) to file a Schedule 13G in lieu of Schedule 13D to obscure their control purpose. Citing Kristen Giglia, *A Little Letter, a Big Difference: an Empirical Inquiry into Possible Misuse of Schedule 13G/13D Filings*, 116 COLUM. L. REV. 105, 119 (2015) ("Activists can fly under the radar, planning to effect large changes to the issuer and

is also area where the SEC brings enforcement actions. *See* March 1, 2024 SEC Press Release, announced an enforcement order against an investment adviser for failing to "upgrade" from a 13G to a 13D within 10 days after having a "control purpose." In this case, the 13D was filed seven days late, and the investment adviser agreed to pay a $950,000 civil penalty. The SEC's order recites Rule 12b-2 as the governing standard for "control," the same standard we cited in our TRO Application (Dkt. No. 2 at 18.)

E. CONTINUED 13D AND 13G DEFICIENCES AFTER THE TRO HEARING.

67. Paseco and Abildgaard continue to disregard these express SEC regulations and guidance: On February 13, 2024 they jointly filed an amendment to their Schedule 13G but have still not filed a Schedule 13D.

68. I did not have time to review Sindlev's ten Schedule 13D amendments in detail before the January 24, 2024 TRO hearing, but I have since thoroughly reviewed them with my co-counsel. The disclosures in these 13D amendments remain objectively deficient:

69. The amendments fail to disclose required information about Board Defendant Gronfeldt-Sorensen, who was the CEO of RS Group and RS Bio and a director of Renovaro during the relevant periods, Gronfeldt-Sorensen evidently resigned or was removed as CEO of RS Group and RS Bio before the amendments were filed, and he resigned as a Renovaro director effective as of the closing of the GEDi Cube acquisition on February 13, 2024.

70. RS Bio failed to disclose a surge in open market purchases during May

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even acquiring up to twenty percent ownership interest at a relatively low price, all while maintaining that their intent is still "passive'"); also cited at p. 75 (Note 272) 115-16 ("explaining that the availability of Schedule 13G may allow investors to intentionally structure their acquisition strategies to exploit the gaps created by the current regime, to their own short-term benefit and to the overall detriment of market transparency and investor confidence.")

and June of 2019 at prices between $5.75 and $6.75 shortly before RS Bio exercised warrants to purchase 3,092,307 shares at a price of $1.30. Sindlev's Form 4 reports the exercise date of this warrant as July 30, 2019, but Renovaro's Form 10-K for the year ended June 30, 2019 reports that this exercise and issuance took place on June 27, 2019 (with the $4,019,999 exercise proceeds reflected on Renovaro's June 30, 2019 audited cash flow statement)).

71. RS Group reported that it purchased warrants to purchase 250,000 shares on October 13, 2017 in a private placement offering conducted by Renovaro, but SEC filings reflect no private placement on or around this date.

F. THE BOARD DEFENDANTS' HARDBALL TACTICS RELATED TO THIS RULE 11 MOTION.

72. On January 26, 2024, Mr. Quinn emailed me, asking me to dismiss the derivative action or face a Rule 11 motion for sanctions. Within a few minutes, I responded to Mr. Quinn, stating that I was evaluating the next steps with my co-counsel and our clients and would be in touch. Among other things, we needed to review the ten Schedule 13D amendments filed by Sindlev, which was no easy task and took many hours.

73. On January 31, 2024, I spoke with Mr. Quinn and Ms. Christensen by phone on the other pending case we have (not this derivative case). Before we hung up, I said something like, "I know I owe you a response on the derivative action, I'm working on it and will be in touch soon." Mr. Quinn responded with words to the effect of, "okay."

74. On February 6, 2024, I emailed Mr. Quinn and Ms. Christensen, requesting a meet and confer to discuss this case and their referenced Rule 11 motion. I offered a few dates and times for a phone call. **Without replying to my email or participating in any meet and confer, they served me with this Rule 11 motion**. After receiving a service copy of their motion, I sent them a second email , again requesting a meet and confer.

75. On February 9, 2024, I had a meet-and-confer phone call with Mr. Quinn, Ms. Christensen, and my co-counsel Jennifer Williams and Patrick McCloskey. During the call, I raised the legal issues described in this opposition: for each of the supposed "bright-line" defects argued in the Rule 11 motion, the Board Defendants did not cite the correct case law, much less make the extraordinary showing required for Rule 11 sanctions. For example, as to the "suitable derivative plaintiff" issue, Mr. Quinn's Rule 11 motion cited *Hornreich v. Plant Indus., Inc.*, 535 F.2d 550 (9th Cir. 1976), and argued that a derivative plaintiff in litigation with the company cannot serve as a derivative plaintiff. I asked Mr. Quinn whether he considered *Larson v. Dumke*, the 1990 Ninth Circuit case that established the multi-factor "criteria for determining adequacy of representation" in derivative cases. He replied with something like, "I'm aware of it but have not reviewed it in a while." I also informed Mr. Quinn of our plan to amend the complaint now that the Special Meeting had passed and asked whether the Board wanted to investigate any of the issues we raised. Mr. Quinn did not give any responses but said he would look into it.

76. On February 13, 2024, Renovaro issued a press release, announcing it had completed the GEDi Cube acquisition. The Form 8-K reporting the acquisition was filed the next day, conceding the automatic conversion of the Series A Preferred Stock, another one of the disclosure deficiencies that Plaintiffs sought to correct in the derivative complaint and TRO application. (*See* Form 8-K filed Feb. 14, 2024.) Renovaro attempted to slip in the correction of this deficiency in the Form 8-K by characterizing the Series A Preferred Stock as "Earnout Stock." This did little for the stockholders who based their voting decision on the disclosure that the Series A Preferred Stock would remain outstanding after the closing (with the liquidation preference overhang) until the individual holders decided to convert (or not convert). The Form 8-K disclosure is also technically inaccurate because the Certificate of Designations provides for an automatic conversion "immediately prior to such closing" (*See* Section 6.a.ii), not immediately after the closing.

77. On February 16, 2024, I provided Mr. Quinn with a written letter, outlining the case law that I believe precludes this Rule 11 motion. ***See*** **Exhibit T**.

78. On February 21, 2024, Mr. Quinn responded that "nothing" in my letter changed his view on the Rule 11 motion although he did not offer any specific response to the legal issues I raised. In the same email, Mr. Quinn informed me that the Board "is forming a committee to investigate all remaining demands from your Jan 19 letter."

79. On February 27, 2024, I emailed Mr. Quinn an updated list of topics we are asking to be investigated. ***See*** **Exhibit U**. So we could evaluate how to move forward with this derivative action, I also asked Mr. Quinn to tell me: when the special committee was established, who is on the special committee, who is representing the special committee as legal counsel, and approximately how long the special committee would need to complete an investigation. I also asked for a certified copy of the board minutes or the unanimous written consent that includes the resolution forming the special committee, its purpose, and the scope of its authority.

80. On February 28, 2024, Mr. Quinn emailed me again, stating: "Again, I can confirm that the board is appointing a special committee to investigate your claims/demands. The committee will consist of disinterested directors. The committee will retain its own independent counsel. Once I am informed that counsel has been formally engaged, I will be happy to provide you with the name of that counsel."

81. On February 29, 2024, I responded to Mr. Quinn's email, stating: "Correct me if I'm wrong, but it sounds like the board has not yet appointed a committee (and so its composition, purpose, scope, counsel, etc. are not finalized). We reiterate our request for the board minutes or the unanimous written consent that includes this information once it exists." I again offered to discuss a stay of proceedings and proposed filing a joint status report and request for a status conference before the Court. **Exhibit V**, the February 28-29, 2024 email

correspondence between me and Mr. Quinn. Mr. Quinn never responded to my February 29, 2024 email.

82. On March 7, 2024, Mr. Quinn filed this Rule 11 motion. Because Mr. Quinn never responded to my February 29, 2024 email, I have no information about whether or when the Renovaro Board appointed a special committee, and I have no information about the composition, purpose, scope, authority, or legal counsel of the committee, if the committee has been appointed.

G. RECENT EVENTS THAT ARE RELEVANT TO THIS DERIVATIVE ACTION AND A PLANNED AMENDED COMPLAINT.

83. When this Rule 11 motion is resolved (assuming it is denied), the Plaintiffs still intend to prepare and file an amended complaint. In addition to the objective deficiencies in Mr. Sindlev's January 24, 2024 Schedule 13D amendments and the continued Section 13(d) violations by Paseco and Abildgaard, the following issues have come up since the January 23, 2024 filing of the original complaint and TRO application:

84. On February 13, 2024, Hindenburg Research—an investment research firm and activist short seller—publicized a report on Renovaro's acquisition of GEDi Cube, available online here and attached as **Exhibit W**. I carefully reviewed the entire report the day it was published, and there was overlap between the Hindenburg report and the allegations in the Derivative Complaint. The Hindenburg report also included screenshots of the Derivative Complaint.

85. The Hindenburg report included two pieces of information that were previously unknown to the Plaintiffs, me, or my co-counsel. First, Hindenburg reported that Renovaro touted the hiring of a "visionary" tech executive Craig Rhodes as CEO of GEDi Cube and a "seasoned expert in clinical medicine and digital health" Lester Russell as GEDi Cube's Chief Medical Officer. Renovaro promoted these individuals in press releases, proxy materials, and other SEC filings leading up to the

Special Meeting. And yet Rhodes and Russell quietly resigned their GEDi Cube positions in December 2023 with no supplemental disclosure from Renovaro to its stockholders before the Special Meeting. Second, Hindenburg reported that in the months leading up to the Special Meeting and GEDi Cube acquisition, Renovaro enlisted shady stock promoters to hype up the deal and pump its shares to retail investors. One of these stock promoters is Michael McCarthy, who was sanctioned by the SEC in April 2017 for the fraudulent promotion of two biopharma companies (the companies were also charged by the SEC) based on conduct analogous to certain of Plaintiffs' allegations against the Defendants in this derivative case.

86. In researching Michael McCarthy and his SEC sanctions, my co-counsel and I learned that one of the issuers involved in the SEC enforcement action against Mr. McCarthy, was Galena Biopharma, Inc. On April 10, 2017 the SEC entered an enforcement order against Galena Biopharma and its CEO Mark Ahn for indirectly transmitting unlawful prospectuses in the form of stock promotion articles that were prepared by Mr. McCarthy's company in exchange for compensation. This enforcement order also found that Galena Biopharma and Ahn violated Section 5 of the 1933 Act by issuing stock options to another stock promoter who was an ineligible consultant (because it was an entity and it promoted the issuer's stock) under Galena's stock option plan and its Form S-8 registration statement. The order also found that Galena Biopharma violated the 1934 Act by failing to disclose these unregistered issuances in their Form 10-Ks and 10-Qs. These violations related to Galena Biopharma's stock options are substantially like the Derivative Complaint allegations against Renovaro, Paseco, Abildgaard and K&L Gates in respect of RSUs issued in exchange for consulting services under Renovaro's equity incentive plan (*See* Derivative Complaint paragraphs 54-58).

87. The Hindenburg report calculated the value of Renovaro that went to GEDi Cube shareholders upon closing of the transaction as $275 million. This is likely based upon the pro forma value ascribed to total equity to be issued to the

GEDi Cube shareholders as disclosed on page 130 of the Definitive Proxy Statement. That value is based upon an assumed share price of $3.34 (the 10-day volume weighted average price (VWAP)) immediately preceding December 10, 2023). In this context, a more accurate figure for Hindenburg's criticism is arguably based on the share price when the Stock Purchase Agreement was approved by Renovaro's Board (that's when the negotiation, or lack thereof, was complete). The closing price on September 26, 2023, the day before the Renovaro Board approved the roughly 50/50 split under the Stock Purchase Agreement and acknowledged that the stock price would fluctuate, was $3.80. Using this price (without a VWAP), the value attributable to the equity issued to the GEDi Cube shareholders was roughly $312.9 million (82,389,720 shares * $3.80) at the time the Stock Purchase Agreement was approved by the Renovaro Board. The only check on the dubious decision to disregard a $225 million valuation and then approve a valuation of $312.9 million was the fairness opinion condition **at closing**, making the decision by the Board to waive this condition at the last minute even more troubling for stockholders, especially Wittekind, who, before the GEDi Cube closing, had a 28% voting power over the Renovaro shares outstanding. The Proxy Statement disclosure that Renovaro's Board expressly considered the stock price fluctuation when it approved the roughly 50/50 split takes the troubling waiver to another level. It's one thing to approve a 50/50 split subject to a fairness opinion closing condition, it's another to waive the condition and authorize the issuance of 49% of Renovaro's post-closing shares regardless of the stock price. The closing price on January 10, 2024, the date Renovaro's Board, evidently with advice from K&L Gates, directed Renovaro's management to waive the condition, was $4.47. that translates into consideration value of $368,282,048 ($4.47*82,389,720), **$143,282,048 more than the $225,000,000 "clearly absurd" valuation that the Board had previously rejected**.

88. The Hindenburg report incorrectly states that Plaintiffs were one of the 10 stockholders who sent demand letters to Renovaro after January 3, 2024 and

prompted the filing of the Proxy Statement Supplement on January 16, 2024. As I told the Court during the January 24, 2024 TRO hearing, Plaintiffs were **not** part of this group of stockholders.

89. On February 14, 2024, the Renovaro Board issued a press release in response to Hindenburg's report, characterizing it as "riddled with falsehoods and misleading statements," although no specific falsehoods or misleading statements were identified. After reviewing this press release, I again reviewed the Hindenburg report—from my point of view, the information related to the GEDi Cube transaction was based on public documents and confirmation from first-hand sources.

90. After the release of the Hindenburg report, my co-counsel and I uncovered additional information that should have (but was not) disclosed in the Proxy Statement materials in connection with the GEDi Cube acquisition. Nina Storms is the "GEDi Cube representative" who started the early 2023 discussions with Mr. Sindlev and continued those discussions with Mr. Sindlev, Dr. Dybul, and K&L Gates leading up to the signing of the August 2023 Letter of Intent. (*See* Jan. 3, 2024 Proxy Statement at pp. 54-57 (Background of the GEDi Cube transaction).) Karen Brink was the GEDi Cube representative who signed the Letter of Intent and the Stock Purchase Agreement, she was appointed to the Renovaro Board of Directors effective February 13, 2024, and as of the closing of the GEDi Cube acquisition, she beneficially owns nearly 19% of Renovaro's outstanding common stock. (*See* *id.* at p.56 and annexed transaction documents; *see also* Form 4 filed Feb. 23, 2023.)

91. **Renovaro's Proxy Statement materials failed to disclose that Karen Brink is the daughter of Nina Storms**.

92. In addition to the undisclosed mother-daughter relationship between Nina Storms and Karen Brink, Ms. Storms was involved in a significant scandal in connection with an IPO of Word Online, a company that she reportedly founded. She sold a significant number of her personal shares before the IPO at a much lower price

(€6) than the IPO price (€43) roughly three months before the IPO. The prospectus for the IPO disclosed that Ms. Brink had "transferred" some of her shares but evidently did not disclose that she sold two-thirds of her stake (15,000,000 shares) and did not disclose the price. Once this information became public the share price plunged and resulted in lawsuits and heavy regulatory scrutiny, including a civil lawsuit and a criminal investigation. (*See* January 28, 2000 Wall Street Journal article available here and a later March 28, 2000 WSJ article available here.)

93. According to a June 8, 2000 *Wall Street Journal* article (available here), Ms. Brink sold her shares to three different funds, one of which was Baystar Capital LP, based in San Francisco. Baystar Capital LP did not sign a lockup agreement (the article cites a plaintiffs' lawyer brief as saying that Dutch securities law required a lockup) and was able to sell more than one million shares right after trading began.

94. A Dutch court later found World Online's corporate successor to be liable to investors based on Ms. Storms' public statement, "I didn't sell any shares," which the Court found to be misleading. (*See* Dec. 17, 2023 WSJ article here and April 27, 2000 WSJ article here).

95. In a May 12, 2000 *Wall Street Journal* article (available here), it was reported that Avram Miller was on the supervisory board of World Online and, more significantly, put Ms. Storms in touch with Baystar Capital. Mr. Miller was quoted in the article that "he was aware of the deal but didn't examine the terms closely." This article also scrutinized Ms. Storms' involvement with several companies that had gone bankrupt and criticized World Online's failure to disclose these bankruptcies in the IPO prospectus. Ms. Storms was reportedly forced to resign from World Online. *See The Wall Street Journal* April 14, 2000, "World Online Ousts Founder In Bid to Restore 'Credibility'". Mr. Miller was appointed to the Renovaro Board of Directors on October 10, 2023 (*see* Form 8-K filed October 11, 2023), after Ms. Storms brokered the GEDi Cube acquisition that would result in her daughter Karen Brink having a seat on the Renovaro board and owning nearly 19% of the company.

96. In a September 8, 2000 *Wall Street Journal* article (available here), it was reported that five months after the controversial IPO, World Online was sold for less than half of its 12 billion Euro listing value.

97. In a November 13, 2000 *Wall Street Journal* article (available here), it was reported that after the IPO and news of Ms. Storms' sales were announced, World Online's stock price plummeted, triggering a civil lawsuit and a criminal investigation scrutinizing Ms. Storms' sale to Baystar Capital and the related disclosure in the IPO prospectus.

98. In an August 1, 2001 *Wall Street Journal* article (available here), it was reported that Ms. Storms was cleared of criminal wrongdoing.

99. In a December 17, 2003 *Wall Street Journal* article (available here), it was reported that World Online investors in the IPO prevailed in a civil lawsuit against World Online's successor in part based upon statements made by Ms. Storms that a Dutch court found "clearly misleading."

100. In a November 27, 2009 *Reuters* article (available here), it was reported that the Dutch Supreme Court affirmed the lower court's ruling and also noted that World Online gave false information in announcing alliances with other companies, which were "hardly of any substance."

101. On Sunday, March 17, 2024, I was able find the Dutch Supreme Court opinion online at https://uitspraken.rechtspraak.nl/details?id=ECLI:NL:PHR:2009:BH2162, and I used the Google Translate function on my browser to read a rough English translation, which stated: "[i]t is undisputed that [Nina Brink] instructed marketing managers of World Online to publish news about World Online, if possible daily, during the period of the IPO, apparently to keep the World Online share in the public eye. Now that the press releases were all about World Online's alliances with important companies and of these announced alliances virtually none had any real substance, World Online's actions can be qualified as nothing than careless towards investors."

102. In a December 7, 2020 Algemeen Dagblad (AD) article, a Dutch newspaper, it was reported that Ms. Storms' was under criminal investigation by authorities in Monaco for money laundering. (*See* December 7, 2020 article published here (requires online translation).)

103. Despite Ms. Brink's acquisition of almost 19% of Renovaro's outstanding shares and her status as a director, she has yet to file a Schedule a 13D to report this beneficial ownership, a violation of Section 13(d) and Rule 13d-1.

104. This is not Ms. Brink's first violation of Section 13(d). According to the Form S-1 registration statement filed by Natur International Corp. on September 25, 2019 (*see* Form S-1 p. 33, footnote 9), Ms. Brink had voting and dispositive power over 25.6% of such issuer's shares through NL Life Sciences Holding B.V. Although NL Life Sciences filed a Schedule 13D on August 13, 2019 to report this direct ownership, Ms. Brink is not included as a reporting person. This Schedule 13D was signed by Rhys Tombling who is identified in the Definitive Proxy Statement as GEDi Cube's finance director. Coincidentally, Ms. Storms was a director and an interim Chief Executive Officer of this issuer during 2019 and she never filed a Form 3 as required by Section 16(a) of the 1934 Act.

105. My clients, my co-counsel, and I continue to investigate these issues, including whether Ms. Storms or Mr. Miller were compensated in connection with the GEDi Cube transaction, whether either of them were the unnamed "consultant" who had "confidence" in GEDi Cube resulting in the Renovaro Board approving the September 28, 2023 Stock Purchase Agreement, and whether there was a "13D Group" under SEC regulations by and between Ms. Storms, Mr. Miller, Ms. Brink, Mr. Sindlev, Mr. Abildgaard and/or any Renovaro stockholders.

H. OTHER LITIGATION INVOLVING RELATED PARTIES

106. After Plaintiffs filed this derivative action and Hindenburg published its report, multiple law firms started recruiting Renovaro stockholders for shareholder

lawsuits based on allegations the Plaintiffs have alleged here. (*See, e.g.*, Pomerantz LLP's March 11, 2024 press release, announcing an investigation into whether Renovaro officers and directors engaged in securities fraud or other unlawful practices; Brager Eagel & Squire P.C.'s March 4, 2024 press release (announcing the same); the Rosen Law Firm February 28, 2024 press release (announcing the same).) Some or all these firms may be filing their own cases in California, joining the several other derivative and shareholder class action lawsuits filed in Los Angeles state and federal court against Renovaro. *See Chow v. Enochian Biosciences et al.*, Case No. 22-cv-1374-JHW (C.D. Cal.) (Renovaro securities class action, pending); *Manici v. Enochian Biosciences et al.*, Case No. 22-cv-0537-JWH (C.D. Cal.) (Renovaro securities class action, dismissed without prejudice considering pending *Chow* litigation); *Koenig v. Gumrukcu et al.*, Case No. 22-cv-6871-JWH (C.D. Cal.) (Renovaro shareholder derivative suit, pending and stayed); *Midler v. Gumrukcu et al.*, Case No. 22STCV33960 (Los Angeles Superior Court) (Renovaro shareholder derivative suit, pending and stayed).

107. Before filing the Derivative Complaint, I reviewed the operative pleading documents and the case status for each of the actions, and I reviewed C.D. Cal. Local Rule 83-1.3.1(a)-(b). On January 15, 2024 at 11:05 AM, I emailed a copy of this local rule to Mr. McCloskey so he too could consider it. After discussion and analysis with Mr. McCloskey, we determined that this derivative action was not "related" to the pending Renovaro actions identified above, according to the factors listed under C.D. Cal. Local Rule 83-1.3.1(a)-(b).

108. I am "of counsel" for Plaintiffs William Anderson Wittekind and Weird Science LLC (and various trusts for which Mr. Wittekind serves as the trustee) in the Delaware action described above. The case was first filed in June 2023 in the Delaware Court of Chancery, Case No. C.A. No. 2023-0599-MTZ. The Delaware action stems from a direct breach of contract claim involving registration rights of the Plaintiffs' Renovaro common stock and for which Plaintiffs mainly seek damages. At

issue is Delaware contract and tort law; there are no federal causes of action. The amended complaint was filed on December 4, 2023 against Renovaro, Inc., RS Group ApS, RS Bio ApS, René Sindlev, Paseco ApS, Ole Abildgaard, K&L Gates LLP and Clayton E. Parker. Despite the June 2023 original filing date, litigation has just begun. The Delaware defendants filed motions to dismiss on March 11, 2024, and briefing will not be complete until sometime in the Summer 2024, at the earliest. I expect the Court of Chancery to hold a hearing and then rule on the motions sometime in late Summer or early Fall 2024. There have been no substantive rulings in the case.

109. I am counsel of record for Mr. Wittekind and SG&AW Holdings LLC (an entity in which Mr. Wittekind is the sole member and manager) in *RS Group ApS v. GWRS Holdings LLC et al*, Case No. 22STCV26335, pending in Los Angeles Superior Court. Sindlev, through his company RS Group, has sued Mr. Wittekind and SG&AW, alleging that they fraudulently induced him to give a million-dollar loan based on a false promise that RS Group would have an ownership interest in a to-be-formed California medical clinic. Mr. Wittekind and SG&AW have denied these allegations and are actively defending them. All discovery produced to date shows that the parties on both sides of the loan transaction were represented by counsel (RS Group and Sindlev were represented by K&L Gates), both sides agreed that the venture needed to be structured in compliance with California law, and California law almost never allows medical practices to be owned by non-licensed physicians. Discovery also shows that RS Group/Sindlev's lawyer proposed the corporate structure that RS Group/Sindlev now alleges was a fraud. I plan to file summary judgment on behalf of my clients.

110. I am counsel of record for Mr. Wittekind, G Tech Bio LLC, Seraph Research Institute (SRI), and SG&AW Holdings LLC in *Enochian Biosciences Inc. v. Serhat Gumrukcu et al.*, Case No. 22STCV34071, pending in Los Angeles Superior Court. Renovaro (formerly known as Enochian) has alleged that Serhat Gumrukcu

(Mr. Wittekind's husband) defrauded Enochian himself and through his entities G Tech Bio and SRI by presenting fraudulent data that triggered benchmark payments from Enochian to the entities. Renovaro has alleged that Mr. Wittekind was a co-conspirator (although they make no direct allegations of fraud against him). Though the Court agreed to let the conspiracy-based claims against Mr. Wittekind go forward in discovery, in overruling the demurrer, the Court noted that the only relevant allegation against Mr. Wittekind was that he is married to Mr. Gumrukcu and their marital relationship could be a basis to infer a conspiracy. In my defensive investigation, I have learned through multiple third-party witnesses that Renovaro executives and representatives have acknowledged to those third-party witnesses that Mr. Wittekind had nothing to do with any fraud by Mr. Gumrukcu, Renovaro had "no choice" but to include Mr. Wittekind as a defendant, and Mr. Wittekind was simply caught in the middle and collateral damage in the data manipulation litigation. I plan to file summary judgment on behalf of my clients.

I. PLAINTIFFS' RESOURCES AND INCURRED FEES IN RESPONDING TO THIS RULE 11 MOTION.

111. Responding to this Rule 11 motion has required my firm and my co-counsel, Mr. McCloskey, to expend substantial resources. Given the serious nature of the Rule 11 allegations, these resources were more extensive than would normally be required in responding to a routine motion to dismiss.

112. As of the date of this filing (and not including that final work that will be required to finalize and file the Opposition), Plaintiffs' counsel has spent the following hours responding to the Board Defendants' Rule 11 motion: Mr. McCloskey spent 70.2 hours, and his hourly rate is $595; the paralegal at my firm spent 1.5 hours, and her hourly rate is $350; my partner Jennifer Williams spent 5.7 hours and I spent 90 hours, and our hourly rate is $650. Based on the hours expended and the corresponding hourly rates in responding to the Board Defendants' Rule 11 motion, we have incurred at least $104,499 in fees.

113. I believe that the Board Defendants' Rule 11 motion itself violates Rule 11. If the motion is denied, I respectfully request that the Board Defendants and their counsel be ordered to pay our fees in responding to their frivolous motion, as allowed under Rule (c)(2).

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 4th day of April in New York, New York.

megan maitia

Megan A. Maitia